UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.
11951 Freedom Drive
Reston, VA 20190

LEIDOS, INC. RETIREMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2018:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9
EXHIBIT INDEX
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	12

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator and Plan Participants
Leidos, Inc. Retirement Plan
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan's auditor since 2016.

Greenville, SC
June 28, 2019

LEIDOS, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$1,899,943	$2,264,962
Leidos Holdings, Inc. common stock	423,113	555,787
Common collective trusts	4,178,767	4,192,961
Total investments	6,501,823	7,013,710
Receivables:
Notes receivable from participants	54,249	49,755
Company contributions	—	1,514
Participant contributions	—	191
Total receivables	54,249	51,460
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$6,556,072	$7,065,170

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
	(in thousands)
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(432,961)	$1,022,132
Interest and dividends	11,666	11,625
Net investment (loss) income	(421,295)	1,033,757
Interest income on notes receivable from participants	2,509	1,798
Contributions:
Participants	221,437	127,638
Employer	93,510	51,605
Employee rollovers	60,520	22,735
Total contributions	375,467	201,978
Total additions	(43,319)	1,237,533

DEDUCTIONS:
Distributions paid to participants	462,477	448,144
Administrative expenses	3,302	2,701
Total deductions	465,779	450,845
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(509,098)	786,688
PLAN TO PLAN TRANSFER IN (NOTE 1)	—	354,948
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,065,170	5,923,534
End of year	$6,556,072	$7,065,170

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description dated May 2018 and Prospectus Supplement dated December 2018 for more complete information regarding the Plan. Within these financial statements, Leidos, Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2018, the Plan held investments in nine mutual funds, 19 common collective trust funds, and two Company stock funds: the Leidos Common Stock Fund and the Leidos Closed Stock Fund.

As of December 31, 2018 and 2017, all amounts in the Leidos Common Stock Fund and Leidos Closed Stock Fund are invested in Leidos Holdings, Inc. common stock except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 90% of their eligible compensation to the Plan, subject to statutory limitations. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, non-elective contribution, and ESOP contributions. Eligible participants may receive Company matching 401(k) contributions based on a maximum match percentage of 100%, depending on fringe level, of the first 5% of eligible compensation contributed to the Plan (up to a maximum match percentage of 5%), which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2018 and 2017. Company contributions to the Plan for the Plan years ended December 31, 2018 and 2017 were made in cash and transfers from the forfeiture account.

For the year ended December 31, 2017, the Company elected to make a non-elective contribution of 2% of eligible compensation to all eligible employees that met certain criteria including being employed at the Company on the last business day of the Plan year. The Company elected, beginning with the plan year ended December 31, 2018, to discontinue the 2% non-elective contribution.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Asset Transfer In—On December 29, 2017, approximately $354,948,000 was transferred from the Leidos Inc. Retirement Plan for Former IS&GS Employees and the Leidos Inc. Retirement Plan for Bargaining Employees, maintained by VOYA, to the Plan. Funds were transferred in kind to the same funds where possible. All transferred amounts are included in the statement of net assets available for benefits as of December 31, 2017.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 25% for each of the first two calendar years during which the participant works at least 850 hours and become fully vested after the participant completes three years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested when they take a full distribution or after five one-year breaks in service. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the years ended December 31, 2018 and 2017, the Company applied forfeited non-vested amounts of approximately $1,787,000 and $16,610,000, respectively, primarily toward Company matching 401(k) contributions. For the plan year ended December 31, 2017, the Company decided to use substantially all available forfeitures during the plan year to reduce company 401(k) matching contributions and 2% non-elective contribution. As of December 31, 2018 and 2017, forfeited non-vested accounts available for application by the Company totaled approximately $123,000 and $518,000, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of
$50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2018, outstanding loans bear interest at rates ranging from 4.25% to 9.25%, and have maturities from January 2019 through December 2048.

Distributions to Participants—For vested account balances less than or equal to $1,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For balances over $1,000 and less or equal to $5,000 participants have an opportunity to elect a cash distribution or a rollover to another eligible plan within 12 calendar months following termination. Otherwise, the balance will automatically be rolled over to a Vanguard IRA.For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account, after-tax account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive unlimited distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 10, 2015, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the March 10, 2015 letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $3,302,000 and $2,701,000 for the Plan years ended December 31, 2018 and 2017, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2018 and December 31, 2017. Members of the Company’s Retirement Plans Committee also participate in the Plan. The Company pays directly any other fees related to the Plan’s operation.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

At December 31, 2018 and 2017, Leidos Holdings, Inc. common stock held by the Plan were:

	2018	2017
	(in thousands)
Number of Shares	8,057	8,607
Cost Basis	$284,531	$290,817
Fair Value	$423,113	$555,787

Termination of the Plan—Although, it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

2.     SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:
Investment in Mutual Funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Investment in Common Collective Trusts—As of December 31, 2018, the Plan held investments in 19 common collective trusts (“CCTs”): a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust TIPS Portfolio; the Loomis Sayles Core Plus Fixed Income Portfolio; the T. Rowe Price U.S. Mid Cap Value Equity Trust and the T. Rowe Price Small & Mid-Cap Core Trust; the Vanguard Institutional 500 Index Trust, the Vanguard Institutional Extended Market Index Trust and the Vanguard Institutional Total Bond Market Index Trust. The Plan’s investments in CCTs are valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCTs, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock, which is publicly traded on the New York Stock Exchange, is recorded at its publicly-traded quoted market price as of December 31, 2018 and 2017.
Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year.
Net change in fair value of investments decreased from 2017 to 2018, mainly due to the decline in the fair value of mutual funds and common collective trusts. Investment transactions are accounted for on their trade dates. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no significant benefits payable to participants who had elected to withdraw from the Plan, but had not yet been paid as of December 31, 2018 and 2017.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Subsequent Events—The Company has determined that during the third quarter of 2019, a Master Trust will be established for the investment of assets of the Plan and other retirement plans sponsored by Leidos Biomedical Research, Inc., QTC Management, Inc., Leidos Health Holdings, LLC, and Leidos Inc.

Upon the divestiture of the Company's commercial cybersecurity business, the retirement plan for this entity changed its plan sponsor to Leidos Inc. The plan for the commercial cybersecurity business was frozen at that time, February 20, 2019. Assets of $20,532,000 were then transferred to the Plan effective April 1, 2019.

The Company’s Retirement Plans Committee does not believe there will be any tax status impacts or other changes. No other material subsequent events were identified through the plan issuance date, June 28, 2019.

Recently Issued Accounting Pronouncements— In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018‐13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018‐13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan is currently evaluating the impact of this new standard on its financial statements. The adoption of ASU 2018‐13 is not expected to have a material impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

3.    FAIR VALUE MEASUREMENTS
Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable to the fair value measurement of assets or liabilities and are used to the extent that observable inputs are not available.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

The following table sets forth the Plan’s investments at fair value, on a recurring basis as of December 31, 2018 and 2017:

	(Level 1)		Total
	2018	2017	2018	2017
	(in thousands)
Mutual funds	$1,899,943	$2,264,962	$1,899,943	$2,264,962
Common stock	423,113	555,787	423,113	555,787
Total assets in the fair value hierarchy	$2,323,056	$2,820,749	2,323,056	2,820,749
Investments measured at NAV (a)			4,178,767	4,192,961
Investments at fair value			$6,501,823	$7,013,710

(a)
Investments measured at NAV per share or its equivalent are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments, which represent the Plan’s investments in common collective trusts, have no unfunded commitments, have a daily redemption frequency and do not have a redemption notice period.

The Plan did not have any Level 2 or Level 3 investments for the years ended December 31, 2018 and 2017.

4.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as reported in the financial statements to Schedule H on Form 5500:

	2018	2017
	(in thousands)
Net assets available for benefits as reported in financial statements	$6,556,072	$7,065,170
Participant loans deemed distributed	(1,197)	(1,036)
Deemed loans repaid	181	184
Nets Assets available for benefits reported on Sch H on form 5500	$6,555,056	$7,064,318

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500:

	2018	2017
	(in thousands)
(Decrease) Increase in net assets available for benefits per the financial statements	$(509,098)	$786,688
Net change in participant loans deemed distributed	(161)	219
Net change in deemed loans repaid	(3)	(238)
Net (loss) income per Form 5500	$(509,262)	$786,669

5.    RISKS AND UNCERTAINTIES
The Plan invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE
LEIDOS, INC. RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2018 (in thousands)

    EIN: 95-3630868     Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Leidos Holdings, Inc. common stock	Company stock	**	$423,113
*	Vanguard PRIMECAP Fund Admiral	Mutual fund	**	477,614
	Dodge & Cox Stock Fund	Mutual fund	**	390,524
*	Vanguard Fed Money Mkt	Mutual fund	**	378,690
*	Vanguard Int'l Growth Adm Fund	Mutual fund	**	201,942
*	Vanguard FTSE A-W ex-US Inst P	Mutual fund	**	237,020
*	Vanguard S-T Bond Idx InstP	Mutual fund	**	134,092
*	DFA Em Mkts Core Eq Inst	Mutual fund	**	80,061
*	Vanguard Instl 500 Index Trust	Common collective trust	**	814,774
*	Vanguard Target Ret 2025 Tr Sel	Common collective trust	**	429,598
	T. Rowe Price Small & Mid-Cap Core	Common collective trust	**	403,098
*	Vanguard Total Bd Mkt Ix Tr	Common collective trust	**	456,225
*	Vanguard Instl Ext Market Idx Tr	Common collective trust	**	343,980
*	Vanguard Target Ret 2020 Tr Sel	Common collective trust	**	311,345
*	Vanguard Target Ret 2030 Tr Sel	Common collective trust	**	327,802
*	Vanguard Target Ret 2035 Tr Sel	Common collective trust	**	240,776
*	Vanguard Target Ret 2040 Tr Sel	Common collective trust	**	180,224
*	Vanguard Target Ret Income Tr Sel	Common collective trust	**	156,803
*	Vanguard Target Ret 2015 Tr Sel	Common collective trust	**	143,498
*	Vanguard Target Ret 2045 Tr Sel	Common collective trust	**	128,140
*	LS Core Plus Fixed Inc D	Common collective trust	**	114,892
*	Vanguard Target Ret 2050 Tr Sel	Common collective trust	**	65,644
*	Wellington Trust TIPS	Common collective trust	**	23,535
*	Vanguard Target Ret 2055 Tr Sel	Common collective trust	**	23,582
*	Vanguard Target Ret 2060 Tr Sel	Common collective trust	**	13,686
*	Vanguard Target Ret 2065 Tr Sel	Common collective trust	**	1,165
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.25%; maturities from January 2019 to December 2048	**	54,249
				$6,556,072

*    Indicates party-in-interest to the Plan.
**     Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 28, 2019	/s/ Marc Crown
Marc Crown
Senior Vice President, Corporate Treasurer

Exhibit Index

Exhibit No.
23.1        Consent of Independent Registered Public Accounting Firm
2019 - Elliott Davis, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator and Plan Participants
Leidos, Inc. Retirement Plan
Reston, Virginia

We consent to the incorporation by reference in the Registration Statement No. 333-138095 on Form S-8 and Post-Effective Amendment No. 1 to Registration Statement No. 333-138095 on Form S-8 of Leidos Holdings, Inc. of our report dated June 28, 2019, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of Leidos, Inc. Retirement Plan for the year ended December 31, 2018.

/s/ Elliott Davis, LLC

Franklin, Tennessee
June 28, 2019